Resin Systems Provides Business Update

Calgary, Alberta, August 1, 2008:  Resin Systems Inc. (“RS”) (RS - TSX / RSSYF - OTCBB), a technology innovator that develops advanced composite material products for infrastructure markets, announced today that it applied to the Ontario Superior Court of Justice and was granted an order appointing BDO Dunwoody LLP as interim receiver of its RStandard™ utility pole contract manufacturer, Global Composite Manufacturing Inc. (“GCM”).

RS applied for the appointment of an interim receiver pursuant to section 47.1 of the Bankruptcy and Insolvency Act as a result of GCM's default under the amended and restated manufacturing and licensing agreement (“MLA”). The Company made the application to ensure the continued production of its RStandard utility poles.

RS anticipates that the assumption of operations by the interim receiver will not cause a material disruption to the production and delivery of RStandard utility poles to its customers. RS staff is fully familiar with the operations of the plant and will assist the interim receiver as required in order to continue the production of the utility poles in accordance with the MLA.

“We want to assure our customers and shareholders that our utility poles are going to continue to be manufactured in volumes to meet market demand,” said Paul Giannelia, president and chief executive officer of RS. “While we are disappointed that GCM failed to obtain their planned funding, our manufacturing expertise is more advanced than ever and we are focused on moving forward to grow our business.”

About RS

RS is a technology innovator that develops advanced composite material products for infrastructure markets. These advanced material products are not only structurally superior to products made with traditional building blocks of wood, steel or concrete, they are also lighter, more durable and longer-lasting. The company has entered the global market with its award winning utility poles and conveyor roller tubes as its two initial products, and continues to identify a growing list of additional innovative products.

For the latest on RS's developments, go to the company’s website at www.grouprsi.com.

"RStandard" is a trademark of RS.

For further information please contact:

Resin Systems Inc.

Dimitrios (Jim) Leonidas, Chief Financial Officer

Tel: (403) 219-8000 Fax: (403) 219-8001

Email: info@grouprsi.com

Resin Systems Inc.

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000 Fax: (403) 219-8001

Email:  info@grouprsi.com